CALVERT IMPACT FUND, INC.
AMENDED AND RESTATED CUSTODIAN AGREEMENT

Listed below are Funds that are entitled to receive custodial services from State Street Bank and Trust Company under the Custodian Agreement dated December 1, 2000, and which will pay annual fees to State Street Bank and Trust Company pursuant to the Agreement.

Calvert Global Alter native Energy Fund

Date: May 31, 2007